UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




             For the date of 6 November, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Embargo 3.00pm                                                  6 November 2003


          AIB announces new senior independent non-executive Director


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has today announced Mr. John B. McGuckian's appointment as AIB's Senior Independent Non-Executive Director, in place of Mr. Dermot Gleeson who became Chairman of the Board on 14 October 2003. This appointment is for a one-year term.


Mr. McGuckian is a member of the Nomination and Remuneration Committee, and is Chairman of AIB Group (UK) plc, which trades in Northern Ireland as First Trust Bank and in Britain as Allied Irish Bank (GB).


                                     -ENDS-

For further information

Liam Kinsella

Secretary

AIB Group

Dublin 4

Tel: +353 1 6600311 ext 13907



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  6 November, 2003                       By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.